Certificate of Qualified Person

JAMES PURCHASE

I, JAMES PURCHASE, P.GEO., AS AN AUTHOR OF THIS REPORT ENTITLED “TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE ON THE GOSSEY DEPOSIT, ESSAKANE MINE, BURKINA FASO”, EFFECTIVE MAY 25, 2018” PREPARED FOR IAMGOLD CORPORATION AND DATED JANUARY 18, 2019, DO HEREBY CERTIFY THAT;

1.	I am a Senior Geologist for G Mining Services Inc. with an office at 7900 Taschereau Blvd, Building D, Suite 200, Brossard, Quebec, Canada, J4X 1C2;

2.	I am a graduate of University of Liverpool, UK with a B.Sc. (Geology) in 2006;

3.

I am a Professional Geologist registered with the “Ordre des Géologues du Québec” (OGQ-Licence: 2082). I have worked as a geologist for a total of 11 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have been involved with the Essakane mine and associated deposits since 2017.
•	I have practiced my profession continuously since 2008 and have extensive experience in mineral exploration and mineral resource estimation for various commodities in Australia, Canada and West Africa. I have worked in my current role with G Mining Services Inc. since February 2017.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

5.	I visited the Gossey Project from March 27 to March 31, 2018;

6.	I assisted in the estimation, validation and reporting of the mineral resources of the Gossey Gold Deposit;

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101;

8.

I have prior involvement with the property that is the subject of the Technical Report since September 2017, where G Mining Services Inc. completed a preliminary internal mineral resource for the purpose of the planning of infill drilling;

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43- 101F1.

Dated this 18th day of January 2019

James Purchase, P.Geo. (OGQ # 2082)
Senior Geologist
G Mining Services Inc.

Certificate of Qualified Person

RÉJEAN SIROIS

I, RÉJEAN SIROIS, ING., AS AN AUTHOR OF THIS REPORT ENTITLED “TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE ON THE GOSSEY DEPOSIT, ESSAKANE MINE, BURKINA FASO”, EFFECTIVE MAY 25, 2018” PREPARED FOR IAMGOLD CORPORATION AND DATED JANUARY 18, 2019, DO HEREBY CERTIFY THAT;

1.	I am a Geological Engineer acting as Vice President Geology and Resources for G Mining Services Inc with an office at 7900 Taschereau Blvd, Building D, Suite 200, Brossard, Quebec, Canada, J4X 1C2;

2.	I am a graduate of l’Université du Québec à Chicoutimi with a B.Sc. (Geological Engineering) in 1983.

3.

I am a Professional Engineer registered with the “Ordre des ingénieurs du Québec” (OIQ-Licence: 38754). I have worked as a geological engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have been involved with the Essakane mine since the acquisition of Orezone by IAMGOLD in 2008.
•

I have practiced my profession continuously since 1985 and have extensive experience in estimating mineral resources for all kind of deposits located in South and North America as well as in Southern and West Africa

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Gossey Project from March 27 to March 31, 2018.

6.	I am responsible for the estimation of the mineral resources of the Gossey Gold Deposit as well as Sections 1 to 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101;

8.

I have prior involvement with the property that is the subject of the Technical Report since I was an Employee of IAMGOLD between 1987 and 2012 and the resources and reserves of the Essakane mine and surrounding gold prospects were under my responsibilities as former Manager of Mining Geology between 2008 and 2012.;

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43- 101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains Sections 1 to 27 in the Technical Report for which I am responsible, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 18th day of January 2019

Réjean Sirois, Ing. (OIQ # 38754)
Vice President, Geology & Resources
G Mining Services Inc.